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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PDF Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

693282-10-5

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 693282-10-5			Page 2 of 5

1.	Name of Reporting Person: CADENCE DESIGN SYSTEMS, INC.		I.R.S. Identification Nos. of above persons (entities only): 77-0148231

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,305,443

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 1,305,443

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,305,443

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.6%

12.	Type of Reporting Person: CO

CUSIP No. 693282-10-5	Schedule 13G	Page 3 of 5 Pages

ITEM 1.	(a)	Name of Issuer: PDF Solutions, Inc.

	(b)	Address of Principal Executive Offices of Issuer:

333 West San Carlos Street
Suite 700
San Jose, CA 95110

ITEM 2.	(a)	Name of Person Filing: Cadence Design Systems, Inc.

	(b)	Address of Principal Business Office:

2655 Seely Road, Building 5
San Jose, CA 95134

	(c)	Citizenship or Place of Organization: Delaware

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 693282-10-5

ITEM 3.	Inapplicable

ITEM 4.	Ownership.

	(a)	Amount beneficially owned: 1,305,443

	(b)	Percent of Class: 5.6%

	(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 1,305,443
(ii) Shared power to vote or to direct the vote: -0-
(iii) Sole power to dispose or to direct the disposition of: 1,305,443
(iv) Shared power to dispose or to direct the disposition of: -0-

Note: Cadence Design Systems, Inc. and PDF Solutions, Inc. have one director in common, Mr. Donald L. Lucas. Mr. Lucas does not have voting or dispositive power with respect to the shares owned by Cadence Design Systems, Inc.

CUSIP No. 693282-10-5	Schedule 13G	Page 4 of 5 Pages

ITEM 5.	Inapplicable

ITEM 6.	Inapplicable

ITEM 7.	Inapplicable

ITEM 8.	Inapplicable

ITEM 9.	Inapplicable

ITEM 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2004

Date

/s/ Charles H. Eldredge

Signature

Charles H. Eldredge – Group Finance Director

Name/Title